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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                    ________________

                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934
                               (Amendment No.        )*


                                   Infonautics, Inc.
                                    Name of Issuer

                                Class A Common Stock
                            (Title of Class of Securities)

                                     456662 10 5
                                     CUSIP Number





    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 pages

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______________________                                    ____________________
CUSIP No.  456662 10 5                   13G                 Page 2 of 5 Pages
______________________                                    ____________________

________________________________________________________________________________
 1     NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Marvin I. Weinberger
________________________________________________________________________________
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  /   /
                                                                (b)  / X /
________________________________________________________________________________
 3     SEC USE ONLY

________________________________________________________________________________
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America
________________________________________________________________________________
                    5   SOLE VOTING POWER

    NUMBER OF                    1,116,150(1)/
      SHARES      ______________________________________________________________
   BENEFICIALLY     6   SHARED VOTING POWER
    OWNED BY
       EACH                      561,572(1)/
    REPORTING      _____________________________________________________________
      PERSON        7   SOLE DISPOSITIVE POWER
       WITH
                                 1,116,150(1)/
                  ______________________________________________________________
                    8   SHARED DISPOSITIVE POWER

                                 291,572(1)/
________________________________________________________________________________
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,116,150
________________________________________________________________________________
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           /X/
________________________________________________________________________________
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.9%
________________________________________________________________________________
12     TYPE OF REPORTING PERSON*

           IN
________________________________________________________________________________

                         *SEE INSTRUCTION BEFORE FILLING OUT!


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                               FOOTNOTES TO COVER PAGE
                                   OF SCHEDULE 13G

                                 MARVIN I. WEINBERGER


    1. Mr. Weinberger holds 1,116,150 shares of Class A Common Stock. In addition, 160,000 shares of Class A Common Stock are held by Fran Solow Weinberger (Mr. Weinberger's wife) and Howard L. Morgan, Trustees under The Marvin Weinberger 1996 Trust Agreement dated January 31, 1996 (the "1996 Trust");17,400 shares of Class A Common Stock are held by Fran Solow Weinberger and Howard L. Morgan, Trustees under The Marvin Weinberger GST Trust dated January 31, 1996 (the "GST Trust"); 114,172 shares of Class A Common Stock are held by The Danna Company, an Ohio corporation ("Danna"), of which Mr. Weinberger is the president and a director; and 270,000 shares of Class A Common Stock are held by Lawrence Husick. Mrs. Weinberger and Dr. Morgan have shared voting and investment power with respect to the shares held by the 1996 Trust and the GST Trust. Mr. Weinberger disclaims beneficial ownership with respect to such shares. Mr. Weinberger has shared voting and investment power with respect to the shares held by Danna and disclaims beneficial ownership with respect to such shares. Mr. Weinberger has voting power with respect to Mr. Husick's shares in certain limited circumstances and disclaims beneficial ownership with respect to such shares. Mr. Weinberger disclaims the existence of a group with the 1996 Trust, the GST Trust, Danna and Mr. Husick.

                                  Page 3 of 5 pages


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                                     SCHEDULE 13G

    Item 1. (a) Name of Issuer: Infonautics, Inc., a Delaware corporation (the "Company")

              (b) Address of Issuer's Principal Executive Offices: 900 West Valley Road, Suite 1000, Wayne, Pennsylvania 19087

    Item 2.   (a)  Name of Person Filing:  Marvin I. Weinberger

              (b)  Address of Principal Business Office or, if none, Residence:
900 West Valley Road, Suite 1000, Wayne, Pennsylvania 19087

              (c)  Citizenship:  United States of America

              (d) Title of Class of Securities: Class A Common Stock, no par value ("Class A Common Stock") of the Company

              (e)  CUSIP Number:  456662 10 5

    Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13-d-2(b), check whether the person filing is a: N/A

    Item 4. Ownership. For information concerning the ownership of Class A Common Stock of the Company by Mr. Weinberger, see Items 5 through 9 and 11 of the cover page to this Schedule 13G and the footnote thereto.

    Item 5.   Ownership of Five Percent or Less of a Class.  N/A

    Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
N/A

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

    Item 8. Identification and Classification of Members of the Group. See the cover page of this Schedule 13G and the footnotes thereto.

    Item 9.   Notice of Dissolution of Group.  N/A

    Item 10.  Certification.  N/A

                                  Page 4 of 5 pages


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                                      Signature


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 1997
-----------------------
Date



/s/ Marvin I. Weinberger
-------------------------
Signature



Marvin I. Weinberger
--------------------------
Name

                                  Page 5 of 5 pages